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Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

MINING OIL, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

603663 105

(CUSIP Number)

Mr. Eric G. Koo

126 Fig Drive

Dix Hills, NY 11746

917-749-8784

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2008

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1 (f), or 240.13d-1(g) check the following box  ☐

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(1)	Names of reporting persons Eric G. Koo
(2)	Check appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	Source of Funds OO, Gift
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization New York

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 500,000
(8) Shared voting power 0
(9) Sole dispositive power 500,000
(10) Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 500,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares	☐
(13)	Percent of class represented by amount in Row (11) 5.00%
(14)	Type of reporting person IN

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Item 1	Security and Issuer

Common stock, no par value (“Common Stock”) of Mining Oil, Inc. (“Company”). The address of the principal office is 1001 Fannin St., Suite 270, Houston, Texas 77002

Item 2	Identity and Background

(a)	Name: Eric G. Koo

(b)	Residence Address: 126 Fig Drive, Dix Hills, NY 11746

(c)	Present Occupation and the name principal business and address of any corporation or other organization in which such employment is conducted: Financial associate for Morgan Stanley, New York City, New York.

(d)	Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and , if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case: No and None

(e)

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,

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decree, or final order enjoining future violations, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: No and None

(f)	Citizenship: USA, State of New York

Item 3	Source and Amount of Funds or Other Consideration

Eric G. Koo acquired 500,000 shares as a gift from his father, George R. Koo.

Item 4	Purpose of Transaction

Eric G. Koo acquired the 500,000 restricted shares from his father, George R. Koo. Eric G. Koo acquired the shares for investment purposes only. Mr. Koo may acquire additional shares either in the open market if a market develops or through private purchases.

To the extent the holdings of Mr. Koo may cause him to be deemed a “control person” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, Mr. Koo has no intent to become a control person. Mr. Koo has no plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j) inclusive of Item (4) of Schedule 13D. Mr. Koo reserves the right from time to time to review or reconsider his positions and to formulate plans or proposals with respect thereto.

Item 5	Interest in Securities of the Company

The percentages used in this Schedule 13D are calculated based upon 10,000,000 outstanding shares of Common Stock. This is the number of shares reported in the Company’s Form 10/A filed on May 30, 2008.

Mr. Koo made no purchases of shares in the past 60 days.

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Item 6	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

Mr. Koo has no contracts, arrangement, understandings or relationships with respect to securities of the issuer.

Item 7	Material to be filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete and correct

Date: August 14, 2008

/s/ ERIC G. KOO